UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

 (Title of Class of Securities)

M68830104

 (CUSIP Number)

December 31, 2017

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M68830104	13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSONS Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 9,429,555 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 9,429,555 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,429,555 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.86% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 27,047,737 ordinary shares outstanding as of December 31, 2017, as provided by the issuer.

CUSIP No. M68830104	13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSONS Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,180,582 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,180,582 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,582 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.36% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 27,047,737 ordinary shares outstanding as of December 31, 2017, as reported to the reporting person by the issuer.

CUSIP No. M68830104	13G	Page 4 of 9 Pages
1	NAME OF REPORTING PERSONS Clal Life Sciences L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 8,248,973 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 8,248,973 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,248,973 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.50% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 27,047,737 ordinary shares outstanding as of December 31, 2016, as reported to the reporting person by the issuer.

Item 1.	(a)	Name of Issuer:

MediWound Ltd.

(b)	Address of Issuer's Principal Executive Offices:

42 Hayarkon Street Yavne 8122745, Israel

Item 2.	(a)	Name of Person Filing:

Clal Industries Ltd.

Clal Biotechnology Industries Ltd.

Clal Life Sciences L.P

(b)	Address of Principal Business Office:

Clal Industries Ltd. – 3 Azrieli Center, Triangle Tower 45th Floor, Tel Aviv 6702301, Israel

Clal Biotechnology Industries Ltd. – 3 Azrieli Center, Triangle Tower, 45th Floor, Tel Aviv 6702301, Israel

Clal Life Sciences L.P – 42 Hayarkon Street, Yavne 81227, Israel

(c)	Citizenship:

Clal Industries Ltd. – Israel

Clal Biotechnology Industries Ltd. – Israel

Clal Life Sciences L.P – Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M68830104

Item 3.	Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

See rows 5-9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•	1,180,582 Ordinary Shares (representing 4.36% of the total Ordinary Shares outstanding) are owned directly by Clal Biotechnology Industries Ltd. ("CBI").

•	8,248,973 Ordinary Shares (representing 30.50% of the total Ordinary Shares outstanding) are owned directly by Clal Life Sciences L.P. ("Life Sciences").

The general partner of Life Sciences is Clal Application Center Ltd., which is wholly owned by CBI, a public company listed on the Tel Aviv Stock Exchange.  Clal Industries Ltd. ("Clal Industries") controls CBI.  By reason of such control, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by CBI. Clal Industries disclaims beneficial ownership of the CBI shares.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2018

Clal Industries Ltd.

/s/ Yehuda Ben Ezra
By:  Yehuda Ben Ezra
Title: VP Comptroller

/s/ Nufar Malovani
By:  Nufar Malovani
Title: VP General Counsel & Corporate Secretary

Clal Biotechnology Industries Ltd.

/s/ Ofer Gonen
By: Ofer Gonen
Title: CEO

/s/ Assaf Segal
By: Assaf Segal
Title: CFO

Clal Life Sciences L.P

/s/ Ofer Gonen
By Clal Application Center Ltd. (G.P.)
By: Ofer Gonen
Title: Authorized signatory

/s/ Assaf Segal
By Clal Application Center Ltd. (G.P.)
By: Assaf Segal
Title: Director

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of February 12, 2015 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 12, 2015).